UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 333-49821
MSX INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)
1950 Concept Drive,
Warren, Michigan, 48091
(248) 299-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
11% Senior Secured Notes due 2007
11-3/8% Senior Subordinated Notes due 2008

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: None
     Pursuant to the requirements of the Securities Exchange Act of 1934, MSX International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 10, 2007	MSX INTERNATIONAL, INC.
	By:	/s/ Frederick K. Minturn
	Name:	Frederick K. Minturn
	Title:	Chief Financial Officer